FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on May 25, 2009, by Panasonic Corporation (the registrant), announcing proposed management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: May 28, 2009

May 25, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Management Changes

Osaka, Japan, May 25, 2009 - Panasonic Corporation (Panasonic [NYSE symbol: PC]) today announced that at the Board of Directors’ Meeting held on May 25, 2009, a change was made to the composition of the new members of the Board of Directors and Executive Officers of Panasonic Corporation. They were informally elected at the Board of Directors’ Meetings held on February 26, 2009 and May 15, 2009 and will assume their roles on June 25, 2009.

These proposed changes will be submitted for and subject to approval at the Ordinary General Meeting of Shareholders and at the subsequent Board of Directors’ Meeting to be held on June 25, 2009.

Appointments:

1.	Resignation of Director, Member of the Board (Effective June 25)

Shinichi Fukushima Executive Vice President	To be appointed Corporate Advisor, Panasonic Corporation

2.	Responsibilities of Director, Member of the Board and Executive Officer (Effective June 25)

Yutaka Takehana	Representative in Kansai
Managing Executive Officer	In charge of Corporate Risk Management and Corporate Information Security

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.77 trillion yen (US$78.4 billion) for the year ended March 31, 2009. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE Symbol: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

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